

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 20, 2006

C. Scott Wilson, Chief Executive Officer
United Heritage Corporation
405 North Marienfeld
Suite 200
Midland, Texas 79701

> **Re:** **United Heritage Corporation**
> **Item 4.02 Form 8-K**
> **Filed June 16, 2006**
> **File No. 1-10179**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, Item 4.02(a), filed June 16, 2006

1.   Please tell us how and when you intend to file restated financial statements for two fiscal years ended March 31, 2005. When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-B. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

2.   We note that you refer to unproved reserves in your press release. That term is not defined under Rule 4-10 of Regulation S-X nor in Industry Guide 2. We

suggest that you include cautionary language comparable to the following in future press releases.

> "Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms {in this press release/on this web site}, such as [identify the terms], that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form XX, File No. X-XXXX, available from us at [registrant address at which investors can request the filing]. You can also obtain this form from the SEC by calling 1-800-SEC-0330."

You may wish to refer to the term "unproved properties," but you should not quantify anticipated volumes of oil and gas in such properties.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Sandy Eisen at (202) 551-3864; April Sifford, Branch Chief, at (202) 551-3684; or the undersigned at (202) 551-3745. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Roger Schwall
Assistant Director

cc: Sandy Eisen
        April Sifford
        Ronald Winfrey